Exhibit 12(b)

ONCOR ELECTRIC DELIVERY COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2011	2010
	(millions of dollars, except ratios)
Earnings:
Net income from continuing operations	$157	$155
Add: Total federal income taxes (benefit)	98	96
Fixed charges (see detail below)	181	174

Total earnings	$436	$425

Fixed charges:
Interest expense, excluding capitalized interest	$178	$171
Rentals representative of the interest factor	3	3

Total fixed charges	$181	$174

Ratio of earnings to fixed charges	2.41	2.44